EXHIBIT 8.1

                            SIGNIFICANT SUBSIDIARIES

List of subsidiaries in which we have a direct interest, as of December 31, 2002:

1. Telegoias Celular S.A. - Goiania - GO - Brazil

2. Telemat Celular S.A. - Cuiaba - MT - Brazil

3. Telems Celular S.A. - Campo Grande - MS - Brazil

4. Teleron Celular S.A. - Porto Velho - RO - Brazil

5. Teleacre Celular S.A. - Rio Branco - AC - Brazil

6. Norte Brasil Telecom S.A. - Belem - PA - Brazil

7. TCO IP S.A. - Brasilia - DF - Brazil